Mail Stop 3561

October 22, 2009

Nancy Bode, President
Oakleys Shooting Range, Inc.
1609 Baxter Avenue
Superior, WI 54880

       RE: **Oakleys Shooting Range, Inc. ("the company")**
            Amendment No. 1 to Offering Statement on Form 1-A
            Filed September 24, 2009
            File No. 24-10237

Dear Ms. Bode:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page to Form 1-A

1. In the next amendment, please indicate that it is Amendment No. 2 to the Form 1-A Offering Statement.

Part I. Notification

Item 1. Significant Parties

2. As previously requested in comment #2 of our March 27, 2009 letter, please provide a business <u>and</u> residential address for each of the directors, officers, and record owners of 5 percent or more of the company's equity securities.

<u>Item 4. Jurisdictions in Which Securities are to be Offered</u>

3. With respect to previous comment #7 from our March 27, 2009 letter, please tell us <u>specifically</u> how each of the individuals satisfy the elements of the Exchange Act Rule 3a4-1(a)(ii) or (iii).

<u>Part II. Offering Circular</u>

Risk Factors, page 3

4. We note your response to comment 19 and the addition of the risk factor "Failure to obtain financing from the small business administration." Please revise to clearly indicate the risks to investors being addressed in this risk factor. Additionally, we do not understand your statement that "the company will be unable to move forward with the Company's plans without raising a new minimum of $2,500,000 under this Offering." Your offering currently indicates a minimum offering amount of $1,100,000 with a $2,960,000 maximum amount. Is the company planning on changing or increasing the offering amounts? Clarify the risks to the company of not receiving the $1.4 million from the Small Business Administration under the current offering with the minimum offering of $1.1 million. We may have further comment.

5. The risk factor "Economic risks" should be revised to clearly characterize the nature of the risk being addressed. Please note, if a risk factor is included in your offering circular, you should describe the risk clearly and concretely and include the nature of the specific risk or harm to your investors. The company should avoid generalized statements and include only those factors which are unique to the company. Revise your risk factors as appropriate to clearly describe the risks being addressed.

6. Revise your risk factor subheadings to ensure they specifically disclose the material risk that you discuss in the text. Refrain from merely stating facts or describing events that may occur in the future in your subheadings. For example, what are the risks to investors in the subheadings "Economic Risks", "Minimum offering risk", "Market risk", "Industry risks", "Control of Business", "Offering price", and "Restrictions of Transfer". Revise your risk factor subheadings to disclose the risks being discussed. Also revise your risk factor disclosure to clearly state the material risks in each of your risk factors.

7. We note your response to comment 22 that "the company expects to generate sufficient revenue to make distributions, but it is unlikely that distributions will be made prior to 2011." We do not understand the basis for your belief that the company will be able to make distributions in 2011 given that the company has not commenced operations and has never had any revenues or net income to date. Please revise your statement as appropriate.

8. Please expand section (h) "Control of Business" to state the total amount of shares held by the company's founders. Also, please indicate that they will hold the majority of the voting common shares even if all of the shares offered are purchased.

(i) Offering Price, page 3

9. A clear statement should be added that management arbitrarily determined the price of $10,000 per share for the shares being offered; however, management paid $200 per share in 2008.

10. Please revise to address the risk to investors from the arbitrary establishment of the offering price.

11. Please consider adding risk factors addressing the absence of a trading market for the company's securities and the financial position of the company or advise us why the risk factors are not necessary.

Business and Properties, page 4

12. Please expand your disclosure in section 3. (b) to briefly disclose how the proceeds of the $30,000 loan are being used.

13. It would appear that the executed loan agreement with the NE Entrepreneur Fund of the Development Association of Douglas County should be filed as an exhibit.

14. We note your revised disclosures describing the financing sought from the Small Business Administration in addition to the funds to be raised through this offering. Expand your disclosures to describe the company's contingency plans should the Small Business Administration offer less than $1,400,000 in financing.

15. Inasmuch as the amount of the loan from the SBA is contingent upon the amount received from this offering, consideration should be given to stating the minimum amount of financing needed from all sources for the company to commence its project and move forward with its plans as described here.

16. We note the new disclosure added on page 5, "[I]f the company is unable to secure at least $1,400,000 in financing from the Small Business Administration, the company will be unable to move forward with the company's plans <u>without raising a new minimum of $2,500,000 under this offering.</u>" (emphasis added). Please note that the company must establish the terms of the offering prior to its commencement of the offering, which terms cannot be changed during the offering period. Revisions in the terms of an offering (in this case changes to the minimum offering amount) during the offering period would constitute a different transaction than the one offered in the company's offering statement and offering circular. Please revise your disclosure as appropriate. We may have further comment.

17. Please clearly address the company's plans in the event the minimum is raised in this offering but funds are not available through the Small Business Administration. Will the funds received from subscribers be returned?

18. Please add a statement here and through your offering statement that if the minimum is not raised that subscribers' funds will be <u>promptly</u> returned.

19. We note your added disclosures at Questions 3(a) and 3(g) describing the process by which you will seek financing from the Small Business Administration. In addition, we note the exact loan amount will be determined by the success of this offering as the Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company (up to a maximum of $2,000,000). Please expand your disclosures within Questions 3(g) and 4(a) to clarify why you believe financing is assured from the Small Business Administration should you achieve the proceeds of the offering. We may have further comment.

20. Consider adding a statement indicating that your application for loan funds may be rejected by the Small Business Association regardless of the results of this offering, or advise us why such funds are assured should you achieve your targeted collateralized value.

21. We note your statement on page 11 in your response to question 3(g) that "currently the monthly payments for this loan are being made by the company with the proceeds of the $5,000 loan." Please clarify who made the $5,000 loan to the company which is being used to make the loan payments on the NE Entrepreneur loan.

22. Please also indicate the number of employees the company anticipates it will have within the next 12 months. We note your statement that the company will anticipates that it will have 5 employees within its first 12 months of the facility's operation.

23. Please briefly clarify, on page 13, whether the company will allow the rented firearm to be taken off of the company's premises. We note on page 32 and elsewhere that firearm rentals will be for use on the facility's premises.

24. Please revise your table on page 16 under "Expected Manner of Occurrence or Method of Achievement" to remove the contingency of raising the minimum amount in the offering. The offering must have a <u>fixed</u> minimum amount. Please revise as appropriate.

25. We note that you indicate in your milestone section the company will obtain feedback from the army Corps of Engineers and the Department of Natural Resources about the 4 potential sites by the end of June 2009. Please revise an appropriate section in your offering circular to briefly address the feedback received from these entities.

26. We note your response to comment 44. Please revise your discussion following Question 4(b) to clarify the effects of any delays upon the company's liquidity.

Offering price factors, page 22

27. Please revise your response to Question 5 to indicate the amount of losses as of July 31, 2009.

Use of Proceeds, page 26

28. We note your response to comment 51. Please correct the Net Proceeds amounts under both the Maximum Sold and Minimum Sold columns.

29. Please revise to include a column in your use of proceeds table addressing the use of proceeds is the minimum is raised and there is no financing from the Small Business Administration.

30. Please tell us how you considered the inclusion of interest expense and loan repayments on the financing provided from the Small Business Administration and Development Association of Douglas County within your Use of Proceeds table at Question 9(a) and your evaluation of liquidity for the next 12 months at Question 12.

31. We note your response to comment 53. We also note your disclosure in response to Question 12 that indicates that funds will be used for insurance, utilities and advertising. Please include these noted uses in your footnote addressing the uses of working capital.

32. Please revise your response to Question 10(a) to address the company's plans if the company raises the minimum amount of proceeds and the company is not able to secure financing from the Small Business Administration.

33. Please clarify whether there are any other sources for the funding beyond securing financing through the Small Business Administration.

34. We note your response to comment 58. Please revise your response to Question 11 to indicate the current amount of working capital. Also include your statement that there is insufficient working capital as a reserve beyond 3 months of initial operations.

35. We note your disclosure in Question 12. Please revise to clearly address that the minimum funding amount from the offering will require the company to raise additional funds.

Capitalization, page 33

36. Please revise your retained earnings balance at July 31, 2009 to match the deficit accumulated during the development stage, as shown in the accompanying balance sheet. In addition, tell us and add footnote disclosure to your capitalization table describing the manner in which you have computed 'Long-term debt' within the Minimum and Maximum columns.

37. 'Total Capitalization' should be computed by summing the components of 'Total Debt' and 'Total Stockholders' Equity'. For example, as of 7/31/09, 'Total Capitalization' should be presented as $76,018, rather than $0. Please revise your table accordingly.

38. We calculate the minimum Preferred Stock value to be $1,000,000 (or 4,000 non-voting preferred shares multiplied by $250 per share). Please revise your Capitalization table accordingly.

Description of Securities, page 34

39. With respect to the new language in the penultimate paragraph, please clarify the party that is required to prepare "…a written statement that shows to the company's satisfaction that such transfer will meet all applicable transfer, tax and securities laws or be exempt therefrom." This written statement appears to be in addition to the company's seeking "its own legal opinion on these transfer matters".

Plan of Distribution, page 40

40. We note your response to comment 68 that the offering period will be from November 1, 2009 to November 1, 2010 and the reference to a possible extension has been removed. We also note your disclosure on page 54 that "[T]his time period may be extended for an additional year by a majority vote of the Board of Directors." Please revise your response to Question 26(b) as appropriate.

Directors of the Company, page 46

41. We note the statement under 35.(c) that "[N]one of the officers or directors has ever managed any other company in the start-up or development stage." Please consider adding a risk factor to address this.

Principal Stockholders, page 48

42. Please revise the amounts within the column 'Average Price Per Share' of Item 37 to also reflect per common share amounts (e.g. $200 per share) along with the cumulative totals paid by your common shareholders.

Financial Statements, page 55

43. Please remove the compilation report from your Form 1-A, as association from an accountant absent an audit report provides no basis for reliance.

44. Please include a Statement of Changes in Shareholder's Equity that complies with generally accepted accounting principles for the period of inception to your fiscal year-end (December 31, 2008) and for the interim period from the end of your most recent fiscal year to the date of your most recent balance sheet being presented (January 1, 2009 – July 31, 2009 in this instance). See Part F/S of Form 1-A.

Oakleys Shooting Range, Inc.

Statements of Income, page 3

Statements of Cash Flows, page 4

45. Please revise your Statements of Income and Cash Flows to include the interim period from the end of your most recent fiscal year (December 31, 2008) to the date of your most recent balance sheet being filed. You should continue to present the results within the column entitled 'August 6, 2008 (Date of incorporation) to July 31, 2009' pursuant to SFAS 7. See Part F/S of Form 1-A.

46. Please include a statement accompanying your statements of income acknowledging that all adjustments necessary for a fair statement of results for the interim period have been included. See Item (2), Part F/S of Form 1-A.

Notes to Financial Statements

Note C – Capital Stock, page 6

47. We note in Section 2.6 of your Code of Bylaws that preferred shareholders will receive 100% of available cash until they receive an amount up to 6% of their initial investment. Please disclose the rights and privileges of each class of capital stock. Refer to paragraph 4 of SFAS 129 for additional guidance.

Note D – Related Party Transactions, page 6

48. We note your disclosure indicating three organizers of the Company are paying for their common stock purchases on a subscription basis, while one organizer was issued common stock for services performed. Please reconcile this disclosure to Item 5 in which you have indicated Nancy Bode, Joe Harrison, and Dan Parkinson provided $13,200 consideration for 66 shares each, while Theresa Taylor Olson provided $1,200 in consideration for 6 shares. Also, your response to prior comment 75 from our March 27, 2009 comment letter indicates: "The shareholders have paid cash for their respective shares". As necessary, please

revise your disclosures throughout Form 1-A to indicate the above shares were sold on a subscription basis rather than for cash.

Signatures

49. We note your response to comment 86. Please revise to also include the signature of your Chief Executive Officer in the section where the individuals sign in the noted capacities.

Part III. Exhibits

Exhibit 4 – Subscription Agreement

50. Please revise the reference to "Offering" to read "Offering Statement" in the agreement.

Exhibit 11 - Opinion re legality

51. We note your response to comment 91. We also note your statement in the legality opinion by Murphy Desmond S.C. that the "shares of preferred and common stock to be sold by the Company have been duly authorized." Please note that counsel must also opine on whether the securities will, when sold, be legally issued, fully paid, and non-assessable. Please revise your legality opinion as appropriate.

52. Please revise the reference to "Offering" in the legality opinion to "Offering Statement".

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact David Walz, accountant, at (202) 551-3358 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any questions regarding accounting issues and you may contact Janice McGuirk, examiner, at (202) 551-3395 or David Link, reviewer, at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds

                                                          Assistant Director

cc: via fax to Jennifer Krueger, Esq.
     (608) 257-2508

Reviewer's Remarks